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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                          PROSPERITY BANCSHARES, INC.
                                (Name of Issuer)

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                         COMMON STOCK, $1.00 PAR VALUE
                        (Title of Class of Securities)

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                                  743606 10 5
                                (CUSIP Number)


                               MR. NED S. HOLMES
                           55 WAUGH DRIVE, SUITE 1111
                              HOUSTON, TEXAS 77007
                                 (713) 621-1880

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                                with a copy to:
                            MR. WILLIAM T. LUEDKE IV
                         BRACEWELL & PATTERSON, L.L.P.
                           SOUTH TOWER PENNZOIL PLACE
                        711 LOUISIANA STREET, SUITE 2900
                           HOUSTON, TEXAS 77002-2781
                                  713-221-1336

                            ----------------------

                               FEBRUARY 23, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 743606 10 5                                    PAGE 2 OF 6 PAGES
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------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO.

      Ned S. Holmes
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          947,670(1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          947,670(1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

                          947,670
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                           11.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------

(1) The Reporting Person's spouse holds 77,500 shares of Common Stock over which she has sole voting and dispositive power and which are not included in the table above. The Reporting Person hereby disclaims beneficial ownership of such shares.

                               Page 2 of 6 Pages
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                           STATEMENT ON SCHEDULE 13D

     Introductory Note: All information herein with respect to Prosperity Bancshares, Inc., a Texas corporation, is to the best knowledge and belief of the Reporting Person, as defined herein.

ITEM 1.  SECURITY AND ISSUER.

     This Statement on Schedule 13D relates to the common stock, par value $1.00 per share ("Common Stock"), of Prosperity Bancshares, Inc., a Texas corporation ("Issuer"), whose principal executive offices are located at 4295 San Felipe, Houston, Texas 77027.

ITEM 2.  IDENTITY AND BACKGROUND.

     This Statement is filed by Ned S. Holmes (the "Reporting Person").

     The business address of Mr. Ned S. Holmes is 55 Waugh Drive, Suite 1111, Houston, Texas 77007.

     The principal occupation of Mr. Holmes is real estate development. Mr. Holmes is a United States citizen.

     The Reporting Person has not been during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Upon the consummation of the merger of Commercial Bancshares, Inc., a Texas corporation ("Commercial"), with and into the Issuer (the "Merger") on February 23, 2001, Mr. Holmes received 155 shares of Issuer Common Stock for each share of Commercial common stock beneficially owned, for a total of 947,670 shares of Issuer Common Stock.

ITEM 4.  PURPOSE OF THE TRANSACTION.

     The purpose of Reporting Person's acquisition of the shares of Common Stock was for investment purposes. The Reporting Person may make additional purchases of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by them at any time, subject to the registration requirements
of the Securities Act of 1933, as amended.   At present, however, the Reporting
Person does not have any specific plans or proposals which would relate to or result in:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                               Page 3 of 6 Pages
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     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) any actions similar to those enumerated above.

The Reporting Person reserves the right to formulate specific plans or proposals with respect to, or to change their intentions regarding, any or all of the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) As set forth herein, the Reporting Person beneficially owns in the aggregate 947,670 shares of Common Stock of the Issuer, which represents approximately 11.7% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of March 7, 2001). Not included in this amount are 77,500 shares of Issuer Common Stock which are held of record by his spouse and over which his spouse has sole voting and dispositive power. Mr. Holmes hereby disclaims beneficial ownership of such shares.

     (b) Ned S. Holmes has sole voting and dispositive power with respect to 947,670 shares of Issuer Common Stock.

     (c) The Reporting Person has not effected any transactions in shares of Issuer Common Stock in the past 60 days other than as indicated above.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In connection with the merger of Commercial with and into the Issuer, the Issuer granted to Ned S. Holmes, Issuer's Chairman of the Board, the right to request that Issuer register the resale of the shares of Common Stock over which Mr. Holmes had voting or investment control as of the date the merger was effective. Pursuant to the Agreement and Plan of Reorganization dated as of November 8, 2000 by and between Issuer and Commercial, Mr. Holmes has the right to request that Issuer file a continuous or "shelf" registration statement to register such shares. Issuer is required to maintain the effectiveness of any such registration statement for a period of two years. This registration right is not effective until the earlier of (i) the date Mr. Holmes no longer serves as either an officer or director of Issuer or (ii) three years from February 23, 2001.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A   Agreement and Plan of Reorganization by and between Commercial
                 Bancshares, Inc. and Prosperity Bancshares, Inc. dated as of
                 November 8, 2000 (incorporated herein by reference to Exhibit
                 2.1 to Prosperity's Registration Statement on Form S-4
                 (Registration No. 333-52342)).

                               Page 4 of 6 Pages
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                                   SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: March 9, 2001.


                               /s/  NED S. HOLMES
                         By: _____________________________
                                Ned S. Holmes



                               Page 5 of 6 Pages
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                               INDEX TO EXHIBITS


     Exhibit A      Agreement and Plan of Reorganization by and between
                    Commercial Bancshares, Inc. and Prosperity Bancshares, Inc.
                    dated as of November 8, 2000 (incorporated herein by reference to Exhibit 2.1 to Prosperity's Registration
                    Statement on Form S-4 (Registration No. 333-52342).

                               Page 6 of 6 Pages